Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2017

Monaco, August 3, 2017, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2017.

Highlights

•	Completed the dropdown of the GasLog Greece to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $219.0 million on May 3, 2017.

•	Announced and, post the quarter end, closed the dropdown of the GasLog Geneva to GasLog Partners for $211.0 million. In May 2017, GasLog Partners successfully completed an equity offering of 5,750,000 preference units raising net proceeds of $138.8 million, which were partially used to fund the dropdown of the GasLog Geneva.

•	Successfully completed the repurchase of the outstanding NOK bonds maturing in April 2018 at a price of 103.0% of par value for total consideration of NOK 424.4 million ($70.8 million at the swapped rate under the associated cross currency swaps (“CCS”)).

•	Prepaid $150.0 million of the junior tranche of the credit agreement entered into in February 18, 2016 (the “Five Vessel Refinancing”), originally due in April 2018.

•	The Front-End Engineering and Design (“FEED”) study for the Alexandroupolis floating storage regasification unit (“FSRU”) project in Greece is underway and is expected to be completed in the third quarter.

•	Revenues of $129.9 million (Q2 2016: $114.5 million), Profit of $6.9 million (Q2 2016: $3.3 million) and Loss per share of $0.12(1) (Q2 2016: loss per share of $0.13), for the quarter ended June 30, 2017.

•	Adjusted Profit(2) of $14.4 million (Q2 2016: $12.9 million), EBITDA(2) of $87.4 million (Q2 2016: $73.2 million), Adjusted EBITDA(2) of $87.4 million (Q2 2016: $73.7 million) and Adjusted Loss per share(2) of $0.03(1) (Q2 2016: Adjusted Loss per share of $0.01) for the quarter ended June 30, 2017.

•	Quarterly dividend of $0.14 per common share payable on August 24, 2017.

(1)	Earnings/Loss per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interest of $14.4 million and the dividend on preferred stock of $2.5 million for the quarter ended June 30, 2017 ($11.2 million and $2.5 million, respectively, for the quarter ended June 30, 2016).

(2)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog had a stronger quarter with record revenues as a result of high uptime across our chartered fleet and improving earnings on our spot vessels.

Since the end of the first quarter, we have completed the dropdown of the GasLog Greece and announced and completed the dropdown of the GasLog Geneva to GasLog Partners. These two transactions show our continued ability to recycle liquidity from the Partnership to GasLog, which we can then use to repay debt and grow our business.

Towards the end of the quarter, we repurchased the outstanding 2018 Norwegian bond meaning that GasLog now has no material debt maturities until 2019. With the increased dropdown activity, improving spot rates, a growing fleet and largely amortising debt, we expect the Company’s leverage to continue to fall through 2017 and beyond.

We continue to make progress with our FSRU strategy where we are actively involved in a number of projects. In particular, the FEED study for the Alexandroupolis project in Greece, should be completed later in the third quarter. As a shareholder of Gastrade S.A. (“Gastrade”), we are advancing discussions with potential off-takers, with both the Greek and Bulgarian national energy companies expected to play a major role. We expect Gastrade to take a final investment decision in early 2018.

In the short-term market, spot rates continue to be low. However, we are seeing a return to a more seasonal market pattern as well as round-trip economics on many spot charters, both of which suggest a tightening shipping market. With five vessels currently trading in the spot market through The Cool Pool Limited (the “Cool Pool”), we continue to have significant upside to an improvement in this market. We expect that increased LNG supply and demand, coupled with historically low new vessel orders, should lead to an upturn in the LNG shipping market, from which GasLog is very well positioned to benefit.”

Amendment of the GasLog Skagen Seasonal Charter Party Agreement

On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel was replaced by a continuous time charter for a duration of 2.4 years ending in August 2019. The amended continuous charter will cover the same total number of fixed days as the previous seasonal charter and will eliminate redelivery risk at the beginning and end of each seasonal period. In addition, the amended charter will provide assurance of fixed revenues through August 2019.

Completion of GasLog Partners’ Preference Units Equity Offering and Dropdown of the GasLog Geneva

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”) (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership’s Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The gross proceeds of the offering were $143.8 million and the net proceeds after deducting underwriting discounts, commissions and other offering expenses were $138.8 million. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units will be payable on September 15, 2017. A portion of the proceeds from the public offering were used to partially finance the acquisition from GasLog of 100% of the ownership interest in GAS-thirteen Ltd., the entity that owns the GasLog Geneva, for an aggregate purchase price of $211.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. The acquisition closed on July 3, 2017.

Commencement of GasLog Partners’ “At-The-Market” Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through June 30, 2017, GasLog Partners issued and received payment for 410,877 common units at a weighted average price of $22.68 per common unit for total net proceeds of $8.8 million, after broker commissions of $0.2 million and other expenses of $0.3 million. In the period from July 1, 2017 through July 6, 2017, GasLog Partners issued and received payment for an additional 94,367 common units at a weighted average price of $22.91 per unit for net proceeds of $2.1 million, after broker commissions of $0.03 million. The issuance of these units fulfilled contractual commitments entered into on or before June 30, 2017.

Financing Transactions

On April 5, 2017, GasLog used $150.0 million of the proceeds from the offering of the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) issued in March 2017 to prepay partially borrowings outstanding under the junior tranche of the Five Vessel Refinancing, originally due in April 2018.

On June 27, 2017, GasLog completed the repurchase of the outstanding NOK bonds maturing in April 2018, at a price of 103.0% of par value for total consideration of NOK 424.4 million ($70.8 million at the swapped rate under the associated CCS).

On July 3, 2017, GasLog repaid $41.6 million of the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

End of GasLog Partners’ Subordination Period

On May 16, 2017, the subordination period of the GasLog Partners’ subordinated units held by GasLog expired and consequently all 9,822,358 subordinated units of GasLog Partners converted into common units of GasLog Partners on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

Dividend Declaration

On May 4, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on July 3, 2017 to holders of record as of June 30, 2017. GasLog paid the declared dividend to the transfer agent on July 3, 2017.

On August 2, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share, or $11.3 million in aggregate, payable on August 24, 2017 to shareholders of record as of August 14, 2017.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	June 30, 2016	June 30, 2017
Revenues	$114,474	$129,930
EBITDA(1)	$73,228	$87,409
Adjusted EBITDA(1)	$73,670	$87,352
Profit for the period	$3,346	$6,904
Adjusted Profit(1)	$12,923	$14,419
Loss attributable to the owners of GasLog	$(7,864)	$(7,515)
EPS, basic	$(0.13)	$(0.12)
Adjusted EPS(1)	$(0.01)	$(0.03)
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(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,081 operating days for the quarter ended June 30, 2017, as compared to 1,793 operating days for the quarter ended June 30, 2016. The increase in operating days resulted mainly from the deliveries of the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on June 30, 2016, September 30, 2016 and October 31, 2016, respectively.

Revenues were $129.9 million for the quarter ended June 30, 2017 ($114.5 million for the quarter ended June 30, 2016). The increase was mainly driven by the new deliveries in our fleet (the GasLog Glasgow, the GasLog Geneva and the Gaslog Gibraltar), increased revenues from vessels operating in the spot market in both periods and fewer off-hire days due to dry-docking (no dry-dockings in the second quarter of 2017 as opposed to one for the same period in 2016).

Vessel operating and supervision costs were $29.8 million for the quarter ended June 30, 2017 ($28.0 million for the quarter ended June 30, 2016). The increase was mainly driven by the new deliveries in our fleet (the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar).

Voyage expenses and commissions were $2.8 million for the quarter ended June 30, 2017 ($3.3 million for the quarter ended June 30, 2016).

Depreciation was $34.5 million for the quarter ended June 30, 2017 ($29.5 million for the quarter ended June 30, 2016). The increase resulted from the increase in the average number of vessels in our fleet.

General and administrative expenses were $10.2 million for the quarter ended June 30, 2017 ($10.4 million for the quarter ended June 30, 2016). The decrease is mainly attributable to a decrease in foreign exchange differences and employee costs partially offset by an increase in legal and professional fees.

Financial costs were $37.1 million for the quarter ended June 30, 2017 ($31.5 million for the quarter ended June 30, 2016). The increase is mainly attributable to the increased average debt outstanding as a result of the debt drawdowns for the new vessels delivered in 2016 and the increased weighted average interest rate. An analysis of financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2016	June 30, 2017
Financial costs
Amortization and write-off of deferred loan/bond issuance costs and premium	$5,330	$2,978
Interest expense on loans and realized loss on cash flow hedges	17,977	21,099
Interest expense on senior unsecured notes and realized loss on CCS	2,831	8,451
Finance lease charge	2,720	2,722
Loss arising on NOK bond repurchase at a premium	2,120	1,459
Other financial costs	505	369
Total	$31,483	$37,078

Loss on swaps was $9.7 million for the quarter ended June 30, 2017 ($9.0 million for the quarter ended June 30, 2016). An analysis of loss on swaps is set forth below. The increase in loss on swaps in the second quarter of 2017 as compared to the second quarter 2016 is mainly attributable to an increase of $2.1 million in loss from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, partially offset by the $1.6 million decrease in loss that was reclassified from equity to the statement of profit or loss. The $3.5 million loss from mark-to-market valuation of our derivative financial instruments in the second quarter 2017 derived from the fact that the London Interbank Offered Rate (“LIBOR”) yield curve, which was used to estimate the present value of the estimated future cash flows, was lower than the contracted fixed interest rates resulting in an increase in derivative liabilities from derivative financial instruments held for trading as compared to March 31, 2017.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2016	June 30, 2017
Loss on swaps
Realized loss on derivative financial instruments held for trading	$1,740	$1,865
Unrealized loss on derivative financial instruments held for trading	1,372	3,487
Recycled loss of cash flow hedges reclassified to profit or loss	5,927	4,368
Total	$9,039	$9,720

There was a profit of $6.9 million for the quarter ended June 30, 2017 ($3.3 million profit for the quarter ended June 30, 2016). This increase in profit is mainly attributable to the increased profit from operations mainly due to the higher number of operating days, partially offset by the increase in financial costs and loss on swaps.

Adjusted Profit(1) was $14.4 million for the quarter ended June 30, 2017 ($12.9 million for the quarter ended June 30, 2016) adjusted for the effects of the non-cash loss on swaps, the write-off of unamortized bond fees and premium, as well as the net foreign exchange gains.

Loss attributable to the owners of GasLog was $7.5 million ($7.9 million for the quarter ended June 30, 2016). The decrease in loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, which was partially offset by the increased amount allocated to third parties as a result of GasLog Partners’ equity offerings in August 2016, January 2017 and May 2017 and the associated dropdown of two vessels.

EBITDA(1) was $87.4 million for the quarter ended June 30, 2017 ($73.2 million for the quarter ended June 30, 2016).

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Adjusted EBITDA(1) was $87.4 million for the quarter ended June 30, 2017 ($73.7 million for the quarter ended June 30, 2016).

Loss per share was $0.12 for the quarter ended June 30, 2017 (a loss of $0.13 for the quarter ended June 30, 2016).

Adjusted Loss per share(1) was $0.03 for the quarter ended June 30, 2017 (a loss of $0.01 for the quarter ended June 30, 2016).

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $444.5 million for the fiscal year 2016 to $486.8 million for the fiscal year 2019, based on contracts in effect as of June 30, 2017, without including any extension options. As of June 30, 2017, the total future firm contracted revenue stood at $3.32 billion (1), including the eleven vessels currently owned by GasLog Partners but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of June 30, 2017, GasLog had $414.3 million of cash and cash equivalents, of which $110.5 million was held in time deposits and the remaining balance in current accounts. In addition, as of June 30, 2017, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of June 30, 2017, GasLog had an aggregate of $2.66 billion of indebtedness outstanding under its credit facilities and bond agreements (net of unamortized deferred loan fees), of which $219.9 million was repayable within one year, and a $217.0 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.1 million was repayable within one year.

On April 5, 2017, GasLog prepaid $150.0 million of borrowings outstanding under the junior tranche of the Five Vessel Refinancing that subsidiaries of GasLog and GasLog Partners entered into on February 18, 2016, using part of the proceeds from the offering of the 8.875% Senior Notes.

On June 27, 2017, GasLog completed the repurchase of the outstanding NOK bonds maturing in April 2018, at a price of 103.0% of par value for total consideration of NOK 424.4 million ($70.8 million at the swapped rate under the associated CCS).

As of June 30, 2017, there was undrawn available capacity of $58.4 million under the revolving credit facility of the Legacy Facility Refinancing. On July 3, 2017, GasLog repaid $41.6 million of the revolving credit facility of the Legacy Facility Refinancing increasing the undrawn available capacity to $100.0 million.

As of June 30, 2017, GasLog’s principal commitments for capital expenditures are related to the five LNG carriers on order, which have a gross aggregate contract price of approximately $1.0 billion. As of June 30, 2017, the total remaining balance of the contract prices of the aforementioned newbuildings was $899.1 million that GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations, cash from future dropdowns, if any, and borrowings under new and existing debt agreements.

As of June 30, 2017, GasLog’s current assets totalled $451.7 million while current liabilities totalled $335.6 million, resulting in a positive working capital position of $116.1 million.

GasLog has hedged 51.3% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of June 30, 2017.

Future Deliveries

GasLog has three newbuildings on order at Samsung Heavy Industries Co. Ltd. (“Samsung”) and two newbuildings on order at Hyundai Heavy Industries Co. Ltd. (“Hyundai”). Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date	Shipyard
Hull No. 2130	Q1 2018	Samsung
Hull No. 2800	Q1 2018	Hyundai
Hull No. 2801	Q1 2018	Hyundai
Hull No. 2131	Q1 2019	Samsung
Hull No. 2212	Q2 2019	Samsung

The GasLog wholly owned subsidiaries that will own the vessels upon delivery have contracted charters as set out below:

•	9.5 year time charters for two vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019, each such time charter having been contracted by Methane Services Limited (“MSL”);
•	a seven-year time charter for the remaining vessel expected to be delivered in 2018, having been contracted in July 2016 by Total Gas & Power Chartering Limited (“Total”), a wholly owned subsidiary of Total plc; and
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•	a seven-year time charter in for the last vessel expected to be delivered in 2019, having been contracted in October 2016 by Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc. (“Centrica”).

Such time charters to commence at or around delivery of the relevant hull, with the exception of Hull No. 2800, whose charter is expected to commence in Q1 2019.

LNG Market Update and Outlook

During the quarter, there was continued momentum in the start-up of new LNG liquefaction capacity with the fourth train at Sabine Pass commencing commercial production. Later this year, Wheatstone in Australia and Cove Point on the east coast of the U.S. are expected to start production. In total, Wood Mackenzie estimates that projects with approximately 28 million tonnes per annum (“mtpa”) of nameplate capacity will come online in 2017. In addition, Shell’s 3.2 mtpa floating liquefaction facility “Prelude” departed Samsung en route to the Browse Basin, offshore Australia.

Sabine Pass shipped 48 cargoes in the second quarter of 2017, around four times as many as the same period in 2016, demonstrating the significant ramp-up of the facility as new trains have come online. Since start-up, the facility has shipped LNG to over 20 different countries, which include most recently Thailand, Pakistan, Taiwan, Poland and the UK. The diversity in cargo destinations has meant that the average distance travelled for U.S. cargoes has been 7,500 nautical miles, approximately double the global long-term average, which is positive for shipping demand.

Some off-takers from projects currently under development have yet to secure all of their shipping requirements, leading to increased tender activity in the medium and longer term charter markets. These tenders include requirements for both newbuilds and on-the-water vessels with the latter being positive in terms of absorbing the current oversupply in the spot market.

Growing LNG supply has to date been met by increased demand in both new and existing markets. For example, Japan and South Korea, the two largest LNG importing nations, have increased their LNG imports in the first half of 2017 by 10% and 18%, respectively, versus the same period in 2016. The new South Korean President Moon Jae-in has committed to cease electricity production from some existing coal-fired power plants, to halt construction of new coal and nuclear power plants and not to extend the lifespan of ageing nuclear reactors, all of which are expected to drive future LNG demand in the country.

Demand in the first half of 2017 in emerging LNG markets such as China (+35%) and Pakistan (+46%) has risen sharply over the same period last year. Pakistan’s Petroleum Minister said in July that the country could import over 30 mtpa by 2022 (compared to 4.5 mtpa currently). This, would make Pakistan the fifth-largest importer in the world based on current levels of consumption.

Looking longer term, while final investment decisions (“FIDs”) for new liquefaction projects in the current environment continue to be very limited, there have been a number of encouraging recent developments: for example, ENI took FID on the 3.3 mtpa Coral South LNG project offshore Mozambique in June 2017, with BP having signed an agreement to purchase 100% of the LNG produced in late 2016. In addition, at the end of this quarter, the US Department of Energy authorized an additional 2.5 mtpa of exports from the Lake Charles project in Louisiana, bringing total authorized exports to 17.5 mtpa. In the same month, Energy Transfer, Korean Gas Corporation and Shell signed a memorandum of understanding to study joint participation in this project.

Post quarter-end, Qatar Petroleum announced its intention to increase LNG production to 100 mtpa from 77 mtpa today by doubling the size of the new gas project in the southern sector of the North Field over the next 5-7 years.

A number of markets that do not currently import gas are exploring LNG as an alternative to oil and coal or to replace declining domestic gas supply. Many countries with growing power demand, such as Ivory Coast, South Africa, Bangladesh and Myanmar, are looking at FSRUs as a quick-to-market, cost-effective solution to import LNG. Other countries with FSRUs already in place, such as Pakistan, are looking at expanding their use of FSRUs due to the successful commissioning and effective operations of the existing units. FSRUs continue to be the preferred route for most new import markets as a quicker to build, more flexible and lower cost alternative to an onshore facility. Many producers and marketers of LNG appear to be focusing their attention on FSRUs as a key enabler in creating new markets for their LNG.

In the shorter term LNG shipping market, tri-fuel diesel electric (“TFDE”) headline rates have increased year on year, but remain below mid-cycle rates at around $35,000-$40,000 per day, according to Clarksons. Whilst a recovery in spot rates, to mid-cycle levels, is taking longer than originally anticipated, we continue to see a greater number of fixtures in 2017 compared to the same period in 2016 and increasing signs of seasonality, both of which point to a tightening market. Over time, this market tightening should be helped by the low level of new vessel orders, which stand at 7 for 2017 year to date including four vessels ordered for the Yamal project post quarter-end.

Conference Call

GasLog will host a conference call to discuss its results for the second quarter of 2017 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, August 3, 2017. Paul Wogan, Chief Executive Officer and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 282 5963 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

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Conference ID: 51488833

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at

http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, August 3, 2017 until 11:59 p.m. EDT (4:59 a.m. BST) on Thursday, August 10, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 51488833

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 27 LNG carriers (22 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes eleven LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements and opportunities for the profitable operation of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to enter into time charters with new and existing customers;
•	increased exposure to spot market and fluctuations in spot charter rates;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	our ability to retain key employees and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.
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We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and June 30, 2017

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2016	June 30, 2017
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	6,265	20,432
Deferred financing costs	12,045	13,540
Other non-current assets	1,824	658
Derivative financial instruments	7,856	5,575
Tangible fixed assets	3,889,047	3,828,637
Vessels under construction	96,356	158,190
Vessel held under finance lease	222,004	218,198
Total non-current assets	4,244,908	4,254,741
Current assets
Trade and other receivables	9,256	7,879
Dividends receivable and other amounts due from related parties	3,065	3,830
Derivative financial instruments	82	2,050
Inventories	8,461	8,579
Prepayments and other current assets	4,326	5,029
Short-term investments	18,000	10,000
Restricted cash	42	44
Cash and cash equivalents	227,024	414,328
Total current assets	270,256	451,739
Total assets	4,515,164	4,706,480
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	966,974	939,377
Reserves	10,160	15,499
Treasury shares	(10,861)	(9,197)
Accumulated deficit	(21,486)	(20,249)
Equity attributable to owners of the Group	945,643	926,286
Non-controlling interest	564,039	790,936
Total equity	1,509,682	1,717,222
Current liabilities
Trade accounts payable	7,255	8,702
Ship management creditors	841	1,281
Amounts due to related parties	105	21
Derivative financial instruments	7,854	6,145
Other payables and accruals	93,386	93,416
Borrowings, current portion	147,448	219,905
Finance lease liability, current portion	5,946	6,120
Total current liabilities	262,835	335,590
Non-current liabilities
Derivative financial instruments	22,485	215
Borrowings, non-current portion	2,504,578	2,441,120
Finance lease liability, non-current portion	214,455	210,866
Other non-current liabilities	1,129	1,467
Total non-current liabilities	2,742,647	2,653,668
Total equity and liabilities	4,515,164	4,706,480
8

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Revenues	114,474	129,930	218,851	258,215
Vessel operating and supervision costs	(27,964)	(29,833)	(56,421)	(57,322)
Voyage expenses and commissions	(3,256)	(2,827)	(8,519)	(4,871)
Depreciation	(29,484)	(34,451)	(57,648)	(68,159)
General and administrative expenses	(10,355)	(10,246)	(19,089)	(20,225)
Profit from operations	43,415	52,573	77,174	107,638

Financial costs	(31,483)	(37,078)	(60,662)	(69,602)
Financial income	124	744	326	1,135
Loss on swaps	(9,039)	(9,720)	(19,453)	(9,722)
Share of profit of associate	329	385	663	847
Total other expenses, net	(40,069)	(45,669)	(79,126)	(77,342)
Profit/(loss) for the period	3,346	6,904	(1,952)	30,296
Attributable to:
Owners of the Group	(7,864)	(7,515)	(23,762)	1,237
Non-controlling interest	11,210	14,419	21,810	29,059
	3,346	6,904	(1,952)	30,296

Loss per share – basic and diluted	(0.13)	(0.12)	(0.36)	(0.05)
9

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2016	June 30, 2017
Cash flows from operating activities:
(Loss)/profit for the period	(1,952)	30,296
Adjustments for:
Depreciation	57,648	68,159
Share of profit of associate	(663)	(847)
Financial income	(326)	(1,135)
Financial costs	60,662	69,602
Unrealized foreign exchange loss/(gain) on cash and cash equivalents	119	(538)
Unrealized loss on derivative financial instruments held for trading	9,509	1,172
Recycled loss of cash flow hedges reclassified to profit or loss	6,276	4,368
Share-based compensation	1,800	2,235
	133,073	173,312
Movements in working capital	25,681	(5,344)
Cash provided by operations	158,754	167,968
Interest paid	(39,467)	(63,853)
Net cash provided by operating activities	119,287	104,115
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(390,202)	(63,010)
Dividends received from associate	1,038	1,043
Return of contributed capital from associate	137	59
Other investments	—	(13,944)
Purchase of short-term investments	(1,500)	(20,000)
Maturity of short-term investments	7,500	28,000
Financial income received	330	1,126
Net cash used in investing activities	(382,697)	(66,726)
Cash flows from financing activities:
Proceeds from bank loans and bonds	991,284	280,000
Proceeds from sale and finance leaseback	217,000	—
Bank loans and bonds repayments	(988,562)	(276,158)
Payment of loan issuance costs	(21,186)	(6,234)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	—	87,840
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	—	139,222
Payment of equity raising costs	—	(336)
Payment for NOK bond repurchase at a premium	(2,120)	(1,459)
Payment for cross currency swaps’ termination	(31,986)	(20,603)
Decrease in restricted cash	37,711	—
Dividends paid	(48,285)	(53,019)
Payments for vessel held under finance lease	(714)	—
Payments for finance lease liability	—	(13)
Proceeds from stock options’ exercise	—	137
Net cash provided by financing activities	153,142	149,377
Effects of exchange rate changes on cash and cash equivalents	(119)	538
(Decrease)/increase in cash and cash equivalents	(110,387)	187,304
Cash and cash equivalents, beginning of the period	302,988	227,024
Cash and cash equivalents, end of the period	192,601	414,328
10

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading and (b) recycled loss of cash flow hedges reclassified to profit or loss. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Profit/(loss) for the period	3,346	6,904	(1,952)	30,296
Depreciation	29,484	34,451	57,648	68,159
Financial costs	31,483	37,078	60,662	69,602
Financial income	(124)	(744)	(326)	(1,135)
Loss on swaps	9,039	9,720	19,453	9,722
EBITDA	73,228	87,409	135,485	176,644
Foreign exchange losses/(gains), net	442	(57)	398	46
Adjusted EBITDA	73,670	87,352	135,883	176,690
11

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Profit/(loss) for the period	3,346	6,904	(1,952)	30,296
Non-cash loss on swaps	7,299	7,855	15,785	5,540
Write-off of unamortized loan/bond fees and premium	1,836	(283)	4,882	293
Foreign exchange losses/(gains), net	442	(57)	398	46
Adjusted Profit	12,923	14,419	19,113	36,175

Reconciliation of Adjusted Loss Per Share to Loss Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
(Loss)/profit for the period attributable to owners of the Group	(7,864)	(7,515)	(23,762)	1,237
Plus:
Dividend on preference shares	(2,516)	(2,516)	(5,031)	(5,031)
Loss for the period available to owners of the Group used in EPS calculation	(10,380)	(10,031)	(28,793)	(3,794)
Weighted average number of shares outstanding, basic	80,535,156	80,624,124	80,515,828	80,592,912
Loss per share	(0.13)	(0.12)	(0.36)	(0.05)
Loss for the period available to owners of the Group used in EPS calculation	(10,380)	(10,031)	(28,793)	(3,794)
Plus:
Non-cash loss on swaps	7,299	7,855	15,785	5,540
Write-off of unamortized bond fees and premium	1,836	(283)	4,882	293
Foreign exchange losses/(gains), net	442	(57)	398	46
Adjusted (loss)/earnings attributable to owners of the Group	(803)	(2,516)	(7,728)	2,085
Weighted average number of shares outstanding, basic	80,535,156	80,624,124	80,515,828	80,592,912
Adjusted (loss)/earnings per share	(0.01)	(0.03)	(0.10)	0.03
12